SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                       CAPITAL REALTY INVESTORS III, L.P.
                            (Name of Subject Company)

    MPF NY-2005,LLC; STEVEN GOLD; MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUERIDGE I,
      LLC; MPF BLUERIDGE II, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL
   FUND 7, LLC; MP ACQUISITION CO. 3, LLC AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                         Amount of
         Valuation*                                          Filing Fee

         $2,400,000                                          $ 256.80

 * For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $200 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $ 256.80
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: MARCH 17, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF NY-2005,LLC; STEVEN GOLD; MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUERIDGE I, LLC; MPF BLUERIDGE II, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MP ACQUISITION CO. 3, LLC AND MACKENZIE PATTERSON FULLER, LP (collectively the "Purchasers") to purchase 12,000 Units of limited partnership interest (the "Units") in Capital Realty Investors III, L.P. (the "Partnership"), the subject company, at a purchase price equal to $200 per Unit, less the amount of any distributions declared or made with respect to the Units between March 17, 2006 (the "Offer Date") and April 21, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 470 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 470 Units, or approximately 0.8% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2005, LLC, 47 UNITS; STEVEN GOLD, 23 UNITS; MPF DEWAAY FUND 2, LLC, 400 UNITS.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 5, 2006

MPF NY-2005,LLC; STEVEN GOLD; MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUERIDGE I, LLC; MPF BLUERIDGE II, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MP ACQUISITION CO. 3, LLC

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President



STEVEN GOLD

/s/ Steven Gold
------------------------------